Exhibit 99.1

                               PRESS RELEASE



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO

CANADA, AUSTRALIA OR JAPAN.



3 December 2001


                       BAAN COMPANY NV IN LIQUIDATION



On 27 November 2001 the General Shareholders Meeting of Baan Company NV ("the Company") resolved to put the Company into liquidation.

All members of the Supervisory Board and of the Management Board have resigned and the shareholders meeting has appointed Invensys Administratie BV, a wholly owned subsidiary of Invensys Plc, as new (and only) member of the Management Board. The articles of association of the Company will be amended so as to reflect that the Company shall no longer have a Supervisory Board.

At the same shareholders meeting the annual accounts of the Company for the period ended 31 August 2000 and for the bookyear from 1 September 2000 to 31 August 2001 were adopted.

At the Extraordinary General Meeting of Shareholders of the Company held on 18 August 2000, shareholders approved the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys Holdings Ltd ("Invensys"). This transaction was completed on 1 September 2000 and from that date the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys. It was also anticipated that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of Eur 2.85 (gross and without interest) per share. Several factors outside the control of Invensys have affected the timing of the liquidation and the payment of the liquidation distribution to shareholders.

Invensys has the intention to provide in early 2002 a mechanism which will enable the Baan-shareholders to receive early payment of an amount equal to the liquidation distribution of Euro 2.85 per share. Invensys is, in consultation with its legal and financial advisors, exploring several alternatives that will achieve this objective and expects to implement these arrangements in early 2002.

The documents for the shareholders meeting of 27 November 2001 are available at www.baancompanynv.com.


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BAAN COMPANY NV in liquidatie